Exhibit 99.1

Kamada Reports Strong Fiscal Year and Fourth Quarter 2022 Financial Results, and Provides 2023 Guidance Representing Significant Profitability Growth

●	Total Revenues for Fiscal Year 2022 of $129.3 Million Represented Growth of 25% Compared to Fiscal Year 2021; Fourth Quarter 2022 Revenues of $45.4 Million Represented a 44% Increase Year-over-Year

●	Fiscal Year 2022 EBITDA of $17.8 million, Represented Margins of 14%, and a 3x Increase Over Fiscal Year 2021

●	Recorded Highest Annual Operating Cash Flow in Kamada’s History of $28.6 Million in Fiscal Year 2022; $34.3 Million Cash Position as of December 31, 2022, Nearly Double Cash Position at Year-End 2021

●	Fiscal Year 2023 Revenues Expected to be in Range of $138 Million to $146 Million; 2023 EBITDA Anticipated to be in Range of $22 Million to $26 Million; Mid-Point Expected EBITDA Represents Approximately 35% Growth Year-over-Year

●	Strong 2022 Results and 2023 Positive Outlook Driven by Multiple Growth Drivers, including CYTOGAM® and KEDRAB® Sales, GLASSIA® Royalties, Other Proprietary Product Sales in International Markets, and Thriving Israeli Distribution Business

●	Continued Progress in Ongoing InnovAATe, Pivotal Phase 3 Clinical Trial of Inhaled AAT, Including Recruitment Acceleration, Successful DSMB Meeting and Intention to Meet Regulatory Agencies During H1/2023

●	Conference Call and Live Webcast with Slides Today at 8:30 AM ET

REHOVOT, Israel, and Hoboken, NJ – March 15, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the 12 and three months ended December 31, 2022.

“The success of our rapid strategic transformation to a diversified, fully integrated specialty plasma company is evidenced by our impressive full-year 2022 financial results,” said Amir London, Kamada’s Chief Executive Officer. “We met our 2022 revenue and profitability guidance, with total revenues of $129.3 million, which represented 25% growth compared to 2021, and EBITDA of $17.8 million, a 3x increase over 2021. Moreover, we generated operating cash flow of $28.6 million during 2022, supporting the increase in our cash position to $34.3 million as of December 31, 2022. These impressive results were driven by our ability to leverage multiple growth drivers, including the portfolio of four FDA approved IgGs acquired in late 2021, the sales of which increased 24% year over year in 2022, KEDRAB sales in the U.S., GLASSIA royalties from Takeda, the sales of our other Proprietary products in the international markets, and our thriving Israeli distribution business,” continued Mr. London.

“Importantly, we expect the momentum from 2022 to extend throughout 2023, with profitability to be further enhanced. As such, we are introducing full-year 2023 revenue guidance of $138 million to $146 million and EBITDA guidance of $22 million to $26 million. Mid-point expected EBITDA represents approximately 35% growth year over year. Moreover, our multiple catalysts are anticipated to drive annual double-digit growth in the foreseeable years ahead, with significant upside potential and limited downside risk,” concluded Mr. London.

Financial Highlights for the Year Ended December 31, 2022

●	Total revenues were $129.3 million in the year ended December 31, 2022, as compared to $103.6 million recorded in the year ended December 31, 2021. The increase in revenues was primarily attributable to sales of the acquired four IgG products.

●	Gross profit and gross margins were $46.7 million and 36%, respectively, in the year ended December 31, 2022, compared to $30.3 million and 29%, respectively, reported in the year ended December 31, 2021. Gross profit and gross margins in 2022, excluding intangible assets depreciation in the amount of $5.3 million would have been $52.0 million and 40%, respectively, representing a significant increase year-over-year.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $42.2 million in the year ended December 31, 2022, as compared to $31.0 million in the prior year. This increase was attributable to an increase in S&M costs associated with the recently acquired portfolio, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT through the opening of new clinical sites and the manufacturing of clinical supply for the study. S&M costs for the year ended December 31, 2022, included $1.7 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	Finance expense, net for the year ended December 31, 2022, included $6.3 million of expenses associated with the revaluation of the contingent consideration and other long-term liabilities, assumed as part of the IgG products acquisition. For more information with respect to such contingent consideration and other long-term liabilities please refer to Note 5 of the Company’s 2022 financial statements included in the 2022 Annual Report on Form 20-F filed on March 15, 2023, with the Securities and Exchange Commission.

●	Net loss was $2.3 million, or $(0.05) per share in the year ended December 31, 2022. Excluding depreciation expenses of intangible assets generated through the recent acquisition, and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $11.0 million, or $0.25 per share, in the year ended December 31, 2022, as compared to net loss of $2.2 million, or $(0.05) per share, in the prior year.

●	Adjusted EBITDA, as detailed in the tables below, was $17.8 million in the year ended December 31, 2022, as compared to $5.4 million in the year ended December 31, 2021, representing an over 3x increase year-over-year, and 14% margins, which was in line with Kamada’s annual guidance.

●	Cash provided by operating activities was $28.6 million in the year ended December 31, 2022, as compared to cash used in operating activities of ($8.8) million in the prior year.

Financial Highlights for the Three Months Ended December 31, 2022

●	Total revenues were $45.4 million in the fourth quarter of 2022, a 44% increase from the prior year period. Total revenues during the fourth quarter of 2022 included strong sales from the portfolio of four acquired FDA-approved IgG products.

●	Gross profit and gross margins were $15.3 million and 34%, respectively, in the fourth quarter of 2022, compared to $6.6 million and 21%, respectively, reported in the prior year period. The increase in profitability was driven by a positive product sales mix, including sales of the four new IgG products, KEDRAB U.S sales and GLASSIA royalties. Cost of goods sold in the Company’s Proprietary segment in the fourth quarter of 2022 included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition. Gross profit and gross margins, excluding such intangible assets depreciation, would have been $16.6 million and 37%, respectively.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $11.3 million in the fourth quarter of 2022, as compared to $9.9 million in the fourth quarter of 2021. This increase was attributable to increased S&M costs associated with expanded U.S. commercial operations. S&M costs for the fourth quarter of 2022 included $0.4 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	Finance expense, net for the fourth quarter of 2022 included $0.3 million of expenses associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the IgG products acquisition.

●	Net income was $2.9 million, or $0.07 per share, in the fourth quarter of 2022. Excluding depreciation expenses of intangible assets mentioned above and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $5.0 million, or $0.11 per share, in the fourth quarter of 2022, as compared to a net loss of ($5.0) million, or $(0.11) per share, in the fourth quarter of 2021.

●	Adjusted EBITDA, as detailed in the tables below, was $7.2 million in the fourth quarter of 2022, as compared to ($1.3) million in the fourth quarter of 2021.

●	Cash provided by operating activities was $6.7 million in the fourth quarter of 2022, as compared to cash used in operating activities of ($5.0) million in the fourth quarter of 2021.

Balance Sheet Highlights

As of December 31, 2022, the Company had cash, cash equivalents, and short-term investments of $34.3 million, as compared to $18.6 million on December 31, 2021. The increase in Kamada’s cash position was driven by continued positive operational cash flows, which is indicative of the significant momentum in the Company’s commercial operations.

Recent Corporate Highlights

●	Submitted applications to the U.S. Food and Drug Administration (FDA) and to Health Canada to manufacture CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) at Kamada’s facility in Beit Kama, Israel.

●	Reported on progress achieved in the ongoing pivotal Phase 3 clinical trial of inhaled AAT, InnovAATe, including acceleration in trial recruitment, a successful DSMB meeting, encouraging safety data observed to date, and the intention to meet with the FDA and European Medicines Agency during first half of 2023 to discuss study progress and potential opportunities to shorten the regulatory pathway.

Fiscal Year 2023 Guidance

Kamada currently expects to generate fiscal year 2023 total revenues in the range of $138 million to $146 million and EBITDA in the range of $22 million to $26 million; mid-point expected EBITDA represents approximately 35% growth year-over-year.

Conference Call

Kamada management will host an investment community conference call and webcast with slides on Wednesday, March 15, at 8:30 AM Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.) 1 809-406-247 (from Israel) or 1 201-689-8263 (International). The live webcast will be available on the Internet at: https://viavid.webcasts.com/starthere.jsp?ei=1601498&tp_key=dfb5545156

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA, which is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization; and (iv) non-cash share-based compensation expenses, because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and during recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA registered plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) 2023 revenue guidance in the range of $138 million to $146 million, 2) 2023 EBITDA guidance in the range of $22 million to $26 million, 3) expected mid-point EBITDA representing approximately 35% growth year over year, 4) expectations that significant multiple catalysts are driving Kamada’s annual double-digit growth in the foreseeable years ahead, with significant upside potential and limited downside risks, 5) intention to meet with the FDA and European Medicines Agency during the first half of 2023 to discuss study progress and potential opportunities to shorten the regulatory pathway, and 6) expectation of launching eleven biosimilar products in the Israel market through 2028. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, impact of the workforce downsizing plan, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, the impacts of the failure of Silicon Valley Bank and recent turmoil in the banking industry, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2022	2021
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$34,258	$18,587
Trade receivables, net	27,252	35,162
Other accounts receivables	8,710	8,872
Inventories	68,785	67,423
Total Current Assets	139,005	130,044

Non-Current Assets
Property, plant and equipment, net	26,157	26,307
Right-of-use assets	2,568	3,092
Intangible assets, Goodwill and other long-term assets	147,072	153,663
Contract asset	7,577	5,561
Total Non-Current Assets	183,374	188,623
Total Assets	$322,379	$318,667

Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	$2,631
Current maturities of lease liabilities	1,016	1,154
Current maturities of other long term liabilities	29,708	17,986
Trade payables	32,917	25,104
Other accounts payables	7,585	7,142
Deferred revenues	35	40
Total Current Liabilities	75,705	54,057

Non-Current Liabilities
Bank loans	12,963	17,407
Lease liabilities	2,177	3,160
Contingent consideration	17,534	21,995
Other long-term liabilities	37,308	43,929
Deferred revenues	-	15
Employee benefit liabilities, net	672	1,280
Total Non-Current Liabilities	70,654	87,786

Shareholder’s Equity
Ordinary shares	11,734	11,725
Additional paid in capital net	210,495	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	(88)	54
Capital reserve from share-based payments	5,505	4,643
Capital reserve from employee benefits	348	(149)
Accumulated deficit	(48,484)	(46,163)
Total Shareholder’s Equity	176,020	176,824
Total Liabilities and Shareholder’s Equity	$322,379	$318,667

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2022	2021	2022	2021
	U.S. Dollars in thousands, other than per share information

Revenues from proprietary products	$102,598	$75,521	$35,400	$18,205
Revenues from distribution	26,741	28,121	10,039	13,264

Total revenues	129,339	103,642	45,439	31,469

Cost of revenues from proprietary products	58,229	48,194	20,373	12,589
Cost of revenues from distribution	24,407	25,120	9,775	12,285

Total cost of revenues	82,636	73,314	30,148	24,874

Gross profit	46,703	30,328	15,291	6,595

Research and development expenses	13,172	11,357	2,991	3,448
Selling and marketing expenses	15,284	6,278	4,849	2,475
General and administrative expenses	12,803	12,636	3,322	3,833
Other expenses	912	753	111	141
Operating income (loss)	4,532	(696)	4,018	(3,302)

Financial income	91	295	59	18
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	298	(207)	(458)	(281)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(6,266)	-	(342)	-
Financial expenses	(914)	(1,277)	(331)	(1,099)
Income before tax on income	(2,259)	(1,885)	2,946	(4,664)
Taxes on income	62	345	2	345

Net Income (loss)	$(2,321)	$(2,230)	$2,944	$(5,009)

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(776)	-	54	(25)
Net amounts transferred to the statement of profit or loss for cash flow hedges	634	(303)	115	44
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	497	171	136	171
Total comprehensive income (loss)	$(1,966)	$(2,362)	$3,249	$(4,819)
		-
Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$(0.05)	$(0.05)	$0.07	$(0.11)
Diluted net earnings per share	$(0.05)	$(0.05)	$0.07	$(0.11)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2022	2021	2022	2021

Cash Flows from Operating Activities
Net income (loss)	$(2,321)	$(2,230)	$2,944	$(5,009)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	12,155	5,609	3,012	1,997
Financial expenses (income), net	6,791	1,189	1,072	1,362
Cost of share-based payment	1,153	529	218	25
Taxes on income	62	345	2	345
Change in employee benefit liabilities, net	(111)	45	(5)	(16)
	20,050	7,717	4,299	3,713
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	7,603	(12,861)	(3,141)	(8,415)
Decrease (increase) in other accounts receivables	(578)	(1,634)	(3,495)	(3,191)
Decrease (increase) in inventories	(1,361)	(2,373)	4,245	3,590
Decrease (increase) in deferred expenses	(1,340)	(6,883)	1,256	(2,124)
Increase (decrease) in trade payables	7,055	7,917	1,160	5,192
Increase (decrease) in other accounts payables	290	(392)	(276)	1,091
Decrease in deferred revenues	(20)	1,815	(20)	265
	11,649	(14,411)	(271)	(3,592)
Cash received (paid) during the period for:

Interest paid	(853)	(228)	(303)	(89)
Interest received	97	375	82	18
Taxes paid	(36)	(42)	(9)	(10)
	(792)	105	(230)	81

Net cash provided by (used in) operating activities	$28,586	$(8,819)	$6,742	$(4,969)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2022	2021	2022	2021
	U.S Dollars In thousands
Cash Flows from Investing Activities
Investment in short term investments, net	$-	$39,083	$-	$-
Purchase of property and equipment and intangible assets	(3,784)	(3,730)	(977)	(744)
Business combination	-	(96,403)	-	(94,999)
Net cash provided by (used in) investing activities	(3,784)	(61,050)	(977)	(95,743)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	9	19	2	5
Receipt of long-term loans	-	20,000		20,000
Repayment of lease liabilities	(1,098)	(1,221)	(256)	(318)
Repayment of long-term loans	(2,628)	(205)	(1,111)	16
Repayment of other long-term liabilities	(5,626)	-	(1,507)	-
Net cash provided by (used in) financing activities	(9,343)	18,593	(2,872)	19,703

Exchange differences on balances of cash and cash equivalent	212	(334)	113	(244)

Increase (decrease) in cash and cash equivalents	15,671	(51,610)	3006	(81,253)

Cash and cash equivalents at the beginning of the period	18,587	70,197	31,252	99,840

Cash and cash equivalents at the end of the period	$34,258	$18,857	$34,258	$18,587

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$551	$845	$526	$76
Purchase of property and equipment and Intangible assets	$618	$1,001	$134	$649

NON-IFRS MEASURES - EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2022	2021	2022	2021
	In thousands
Net income	$(2,321)	$(2,230)	$2,944	$(5,009)
Taxes on income	62	345	2	345
Financial expense (income), net	6,791	1,189	1,072	1,362
Depreciation and amortization expense	12,155	5,609	3,012	1,997
Non-cash share-based compensation expenses	1,153	529	218	25
Adjusted EBITDA	$17,840	$5,442	$7,248	$(1,280)